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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               TransMontaigne Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Holding Company Inc.
      20 Westport Road, P.O. Box 810, Wilton, CT 06897-0810, (203) 761-8000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  June 28, 2002
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------
CUSIP NO.  89393410
          --------------
------------------------

---------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A. Louis Dreyfus et Cie.
---------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) / /
                                                                                                 (b) / /
            Not Applicable
---------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            OO/AF
---------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       / /

---------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
---------------------------------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY              None
    OWNED BY    -----------------------------------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
   REPORTING
    PERSON                  4,351,080 shares
     WITH       -----------------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            None
                -----------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                            4,351,080 shares
---------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,351,080 shares
---------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        / /

            Not Applicable
---------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.88%
---------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------
CUSIP NO.  89393410
          --------------
------------------------

---------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Louis Dreyfus Holding Company Inc.  13-2884817
---------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) / /
                                                                                                 (b) / /
            Not Applicable
---------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            OO/AF
---------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       / /

---------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY              None
    OWNED BY    -----------------------------------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON                  4,351,080 shares
     WITH       -----------------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            None
                -----------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                            4,351,080 shares
---------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,351,080 shares
---------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        / /

            Not Applicable
---------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.88%
---------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------
CUSIP NO.  89393410
          --------------
------------------------

---------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Louis Dreyfus Corporation  13-5204055
---------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) / /
                                                                                                 (b) / /
            Not Applicable
---------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            OO
---------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       / /

---------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY              None
    OWNED BY    -----------------------------------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON                  4,351,080 shares
     WITH       -----------------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            None
                -----------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                            4,351,080 shares
---------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,351,080 shares
---------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        / /

            Not Applicable
---------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.88%
---------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group (as defined below), dated November 6, 1998, as amended (the "Schedule 13D"), amends and restates the Schedule 13D to read in its entirety as set forth below.

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 370 Seventeenth Street, Suite 2750, Denver, Colorado 80202.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), and Louis Dreyfus Corporation, a Delaware corporation ("LDC"). (SALD, LDHC and LDC, collectively, are sometimes referred to herein as the "Louis Dreyfus Group").

          SALD is a privately-held corporation engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, and manufacturing. SALD's principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

          LDHC is a wholly-owned subsidiary of SALD and is itself a holding company of subsidiaries which engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 20 Westport Road, Wilton, Connecticut 06897-0810.

          LDC is a wholly-owned subsidiary of LDHC engaged in commodities trading and merchandising activities. LDC also holds interests in various other corporations which engage principally in commodities trading and merchandising activities. The principal business and office address of LDC is 20 Westport Road, Wilton, Connecticut 06897-0810.

          Information with respect to the executive officers and directors of SALD, LDHC and LDC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B and C, respectively, which are incorporated herein by reference.

          None of SALD, LDHC and LDC, nor, to the best of their knowledge, any executive officer or director of any of them, has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Issuer and LDC entered into a Stock Purchase Agreement, dated as of September 13, 1998 (the "Stock Purchase Agreement"), pursuant to which the Issuer purchased from LDC all the issued and outstanding shares of common stock, par value $1.00 per share (the "LDEC Shares"), of Louis Dreyfus Energy Corp., a Delaware corporation and wholly-owned subsidiary of LDC ("LDEC"), and LDEC became a wholly-owned subsidiary of the Issuer (the "Sale"). In consideration for the Sale, LDC was entitled to receive 4,500,000 shares of the Common Stock, $100,565,000 in cash and an amount equal to the Closing Net Working Capital (as defined in the Stock Purchase Agreement). LDHC, as designee of LDC under the Stock Purchase Agreement, acquired all 4,500,000 such shares of the Common Stock, of which 148,920 shares were immediately transferred as described in Item 6 below (the "Transfer").

          As a result of the Sale, and subsequent to the Transfer, LDC became the direct beneficial owner of 4,351,080 shares of the Common Stock. In 1999, the Issuer transferred the record ownership of the shares to LDC and LDC became the registered owner of such shares. LDHC owns such 4,351,080 shares of the Common Stock indirectly through LDC. SALD owns such 4,351,080 shares of the Common Stock indirectly through LDHC and LDC.

          On June 28, 2002, the Issuer amended its senior secured credit facility and used the proceeds from such facility for general working capital purposes and to recapitalize its existing preferred and common stock (the "Recapitalization"). The Recapitalization is described in detail on the Form 8-K filed by the Issuer with the Securities and Exchange Commission (the "SEC") on July 15, 2002 (file #001-11763), which is incorporated herein by reference. As a result of the Recapitalization, the percentage ownership of the Common Stock by the Louis Dreyfus Group was reduced to 10.88%.

ITEM 4.   PURPOSE OF TRANSACTION

          LDC and LDHC acquired an aggregate 4,500,000 shares of the Common Stock as partial consideration of LDC's sale of the LDEC Shares to the Issuer. Pursuant to the Stock Purchase Agreement, Peter B. Griffin, President of LDC, as successor to Simon B. Rich, a former Vice Chairman and President of LDHC, has been appointed to the board of directors of the Issuer (the "Board of Directors"). For so long as LDC and its affiliates maintain an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, the Issuer shall use its reasonable best efforts to nominate Simon B. Rich (or a substitute person designated by LDC who is reasonably acceptable to the Board of Directors, i.e. currently Peter B. Griffin) to the Board of Directors. The Louis Dreyfus Group does not maintain the ability to control the outcome of matters upon which the Board of Directors or shareholders of the Issuer vote.

          LDC has agreed to certain restrictions upon its ability to acquire and dispose of its shares of the Common Stock, as described in Item 6 below. Subject to such restrictions and depending upon market conditions, financial considerations and other factors, the Louis Dreyfus Group may purchase or sell additional shares of the Common Stock, if appropriate opportunities to do so are available, at such times as the Louis Dreyfus Group considers advisable.

          Subject to the foregoing, none of SALD, LDHC or LDC has any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date hereof and subject to the arrangements described in
Item 6 below, LDC is the direct beneficial owner and the registered owner of 4,351,080 shares of the Common Stock, representing approximately 10.88% of the issued and outstanding shares of the Common Stock. LDHC is the indirect beneficial owner of such 4,351,080 shares, representing approximately 10.88% of the issued and outstanding shares of the Common Stock. SALD is the indirect beneficial owner of the 4,351,080 shares of the Common Stock beneficially owned by LDC, representing approximately 10.88% of the issued and outstanding shares of the Common Stock.

          To the best knowledge of SALD, LDHC and LDC, none of their respective executive officers or directors (i) beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

          (b) SALD, LDHC and LDC share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 4,351,080 shares of the Common Stock which they beneficially own.

          To the best knowledge of SALD, LDHC and LDC, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

          (c) The Louis Dreyfus Group has not effected any transactions in the Common Stock in the past 60 days.

          To the best knowledge of SALD, LDHC and LDC, none of their respective executive officers or directors has effected any transactions in shares of the Common Stock during the past 60 days.

          (d) Subject to the arrangements described in Item 6 below, to the best knowledge of SALD, LDHC and LDC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such corporations.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC and LDC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          LDC, LDHC and SALD acquired beneficial ownership of 4,500,000 shares of the Common Stock pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement provides for appointment of Simon B. Rich or a substitute person as a director of the Issuer. Under the Stock Purchase Agreement, until such time as LDC and its affiliates no longer beneficially owns an aggregate of at least 10% of the outstanding shares of the Common Stock, the Issuer will recommend Mr. Rich (or a substitute person designated by LDC who is reasonably acceptable to the Board of Directors, I.E. currently Peter B. Griffin) for election as a director of the Issuer, subject to the terms of the Stock Purchase Agreement. The description of the Stock Purchase Agreement is qualified by reference to the full text thereof, which was included as Exhibit 2 to the Schedule 13D filed by LDC, LDHC and SALD on November 6, 1998 and is incorporated herein by reference.

          Pursuant to the Stock Purchase Agreement, LDHC, immediately upon receipt, effected the Transfer to certain employees of LDEC as severance compensation.

          Pursuant to the Agreement re Share Issuance dated as of October 30, 1998 among the Issuer, LDC and LDHC, the Issuer has agreed that LDHC may transfer record ownership of the 4,351,080 share of the Common Stock held by LDHC to LDC. In 1999, the Issuer transferred the record ownership of such shares from LDHC to LDC.

          LDC and the Issuer entered into the Registration Rights Agreement dated as of October 30, 1998 between LDC and the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement was included as Exhibit 3 to the Schedule 13D filed by LDC, LDHC and SALD on November 6, 1998 and is incorporated herein by reference.

          On March 25, 1999, the Issuer and LDC entered into Amendment and Waiver to the Registration Rights Agreement (the "Amendment and Waiver"), pursuant to which LDC waived certain provisions of the Registration Rights Agreement to permit the Issuer to grant registration rights to certain new investors. The Amendment and Waiver was filed as Exhibit 99.7 to a Current Report on Form 8-K, File No. 001-11763, filed by the Issuer with the Securities and Exchange Commission on April 1, 1999 and is incorporated herein by reference.

          In connection with the Recapitalization, LDC and the Issuer entered into the Amended and Restated Louis Dreyfus Corporation Registration Rights Agreement dated as of June 27, 2002 (the "2002 Registration Rights Agreement"). Pursuant to the 2002 Registration Rights Agreement, the Louis Dreyfus Group is entitled to certain registration rights with respect to the shares beneficially owned by the Louis Dreyfus Group. Also pursuant to the 2002 Registration Rights Agreement, LDC has agreed not to sell, transfer or otherwise dispose of any portion of the shares of the Common Stock acquired in the Sale (other than to other members of the Louis Dreyfus Group) to the extent that, to LDC's knowledge, after giving effect to such sale, transfer or other disposal, the acquiring person would hold in excess of 5% of the voting power of all voting securities of the Issuer. Further, for a period of five years from October 30, 1998, LDC has agreed to not purchase any shares of the Common Stock if such purchase would result in its proportionate equity ownership interest in the Issuer being equal to or in excess of 15% without the Issuer's prior consent. Finally, under the 2002 Registration Rights Agreement, LDC agreed to certain restrictions on its ability to participate in any proxy solicitation in respect of the Issuer or any similar actions designed to influence the management and control of the Issuer. The description of the 2002 Registration Rights Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Written Agreement of SALD, LDHC and LDC relating to the filing of this Amendment as required by Rule 13d-l(f).

          2. Registration Rights Agreement dated as of June 27, 2002 between the Issuer and LDC was attached as Exhibit 99.7 to Form 8-K filed by the Issuer with the SEC on July 15, 2002 (file #001-11763), and is incorporated herein by reference.

          3. Stock Purchase Agreement dated as of September 13, 1998 between the Issuer and LDC was attached as Exhibit 2 to the Schedule 13D filed by LDC, LDHC and SALD on November 6, 1998, and is incorporated herein by reference.

          4. Registration Rights Agreement dated as of October 30, 1998 between the Issuer and LDC was attached as Exhibit 3 to the Schedule 13D filed by LDC, LDHC and SALD on November 6, 1998, and is incorporated herein by reference.

          5. Agreement re Share Issuance dated as of October 30, 1998 among the Issuer, LDC and LDHC was attached as Exhibit 4 to the Schedule 13D filed by LDC, LDHC and SALD on November 6, 1998, and is incorporated herein by reference.

          6. Amendment and Waiver dated as of March 25, 1999, by and among the Issuer and LDC was filed as Exhibit 99.7 to a Current Report on Form 8-K, File No. 001-11763, filed by the Issuer with the Securities and Exchange Commission on April 1, 1999 and is incorporated herein by reference.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

                                      S.A. Louis Dreyfus et Cie.

November 4, 2002                      By:    /s/ Gerard Louis-Dreyfus
                                          ---------------------------
                                          Name: Gerard Louis-Dreyfus
                                          Title: Chairman/President/Directeur
                                          General

                                      Louis Dreyfus Holding Company Inc.

November 4, 2002                      By:    /s/ Hal Wolkin
                                          -----------------
                                          Name: Hal Wolkin
                                          Title: Vice President

                                      Louis Dreyfus Corporation

November 4, 2002                      By:    /s/ Peter B. Griffin
                                          -----------------------
                                          Name: Peter B. Griffin
                                          Title: President

                                                                         ANNEX A

S.A. LOUIS DREYFUS ET CIE. ("SALD")

Name and Business Address
(all business addresses are:
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee
75782 Paris, France                   Present Principal Occupation or
unless otherwise indicated)           Employment                                 Citizenship
--------------------------            -------------------------------            -----------
DIRECTORS

Bernard Baldensperger                 Directeur General Delegue of SALD          France

Claude Boquin                         Retired                                    France

Jean Louis-Dreyfus                    Vice President/                            France
                                      Directeur General of SALD

Gerard Louis-Dreyfus                  Chairman/President/                        U.S.A.
Louis Dreyfus Holding                 Directeur General of SALD
Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

Pierre Louis-Dreyfus                  Vice President/                            France
                                      Directeur General of SALD

Georges Gateff                        Directeur Central                          France

Marie-Jeanne Meyer                    Directeur General Adjoint of SALD          France

Bernard Laferriere                    Directeur General Adjoint of SALD

Ernest F. Steiner                     Chief Financial Officer of Groupe          U.S.A.
Louis Dreyfus Holding                 Louis Dreyfus
Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

EXECUTIVE OFFICERS
(WHO ARE NOT DIRECTORS)

None.

                                                                         ANNEX B

LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
 Company Inc.
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897             Present Principal Occupation or
unless otherwise indicated)           Employment                                 Citizenship
--------------------------            --------------------------------           -----------
DIRECTORS

Gerard Louis-Dreyfus*

Jeffrey R. Gilman                     Senior Vice President of LDHC              U.S.A.

Peter B. Griffin                      President of LDC                           U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Ernest F. Steiner*

EXECUTIVE OFFICERS
(WHO ARE NOT DIRECTORS)

Robert L. Aiken                       Vice President of LDHC                     U.S.A.

Andrew J. Connelly                    Vice President and General Counsel
                                      of LDHC                                    U.S.A.

Richard D. Gray                       Vice President and Treasurer of LDHC       U.S.A.

Deborah J. Neff                       Senior Vice President of LDC               U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

----------
     * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

Hal Wolkin                            Senior Vice President of LDC               U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

                                                                         ANNEX C

LOUIS DREYFUS CORPORATION ("LDC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810        Present Principal Occupation or
unless otherwise indicated)           Employment                                 Citizenship
--------------------------            -------------------------------            -----------
DIRECTORS

Gerard Louis-Dreyfus*

Robert L. Aiken**

Jeffrey R. Gilman**

Peter B. Griffin**

Joseph Nicosia                        Executive Vice President and Chairman of   U.S.A.
                                      Allenberg Cotton Division of LDC

Bruce Ritter                          Executive Vice President and Chairman of   U.S.A.
                                      the Softs Group of LDC
EXECUTIVE OFFICERS
(WHO ARE NOT DIRECTORS)

Ernest F. Steiner*

Daniel R. Finn, Jr.                   Executive Vice President and Chairman of   U.S.A.
                                      the Energy Group of LDC

----------
     * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).
     ** Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

Paul D. Addis                         Executive Vice President of LDC            U.S.A.

David W. Delainey                     Executive Vice President of LDC            U.S.A.

James B. Fallon                       Senior Vice President of LDC               U.S.A.

Lawrence Greenhall                    Senior Vice President of LDC               U.S.A.

Jeffrey W. Johnson                    Senior Vice President of LDC               U.S.A.

Kevin D. Kaufman                      Senior Vice President of LDC               U.S.A.

William C. Kreussling                 Senior Vice President of LDC               U.S.A.

Gary Lubben                           Senior Vice President of LDC               U.S.A.

Deborah J. Neff**

Clifford L. Wald                      Senior Vice President of LDC               U.S.A.

Hal Wolkin**

----------
     ** Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

                                  EXHIBIT INDEX

   Exhibit
     No.                                       Document                                 Page
   -------     --------------------------------------------------------------------    ------

      1        Written Agreement of SALD, LDHC and LDC relating to the filing of         18
               this Agreement as required by Rule 13d-l(f).

      2        Registration Rights Agreement dated as of June 27, 2002, between the       *
               Issuer and LDC.

      3        Stock Purchase Agreement dated as of September 13, 1998 between the       **
               Issuer and LDC.

      4        Registration Rights Agreement dated as of October 30, 1998 between        **
               the Issuer and LDC.

      5        Agreement re Share Issuance dated as of October 30, 1998 among the        **
               Issuer, LDC and LDHC.

      6        Amendment and Waiver dated as of March 25, 1999, by and among the        ***
               Issuer and LDC.

----------
     * Filed as Exhibit 99.7 to Form 8-K filed by the Issuer with the SEC on July 15, 2002 (file #001-11763).
     ** Filed as an exhibit to the Schedule 13D of SALD, LDC and LDHC dated November 6, 1998.
     *** Filed as Exhibit 99.7 to Form 8-K filed by the Issuer with the SEC on April 1, 1999 (file #001-11763).